Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus Opportunistic Emerging Markets Debt
Fund (the "Fund"), a series of The Dreyfus/Laurel
Funds, Inc. (the "Company") complied with the
requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of
October 31, 2013, and from June 17, 2013 (the
inception date of the Fund) through October 31,
2013, with respect to securities reflected in the
investment accounts of the Funds. Management is
responsible for the Fund's compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Fund's compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
October 31, 2013 and with respect to agreement of
security purchases and sales.
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of October 31, 2013;
4.	Agreement of pending purchase activity for
the Fund as of October 31, 2013 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Fund as of October 31, 2013 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five purchases
and five sales, from the period June 17, 2013
(the inception date of the Fund) through
October 31, 2013, from the books and
records of the Company to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012 to June
30, 2013 and noted no relevant findings
were reported in the areas of Asset Custody
and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2013 through
October 31, 2013. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Fund's compliance with specified requirements.
In our opinion, management's assertion that the
Funds complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of October 31,
2013, and from June 17, 2013(the inception date of
the Fund) through October 31, 2013, with respect to
securities reflected in the investment accounts of the
Fund is fairly stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of Trustees
of The Dreyfus/Laurel Funds, Inc. and the
Securities and Exchange Commission and is not
intended to be and should not be used by anyone
other than these specified parties.
/s/ KPMG LLP

New York, New York
June 25, 2014
June 25, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Opportunistic Emerging
Markets Debt Fund, a series of The Dreyfus/Laurel
Funds, Inc. (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2013 and from June 17, 2013 (inception date of the Fund) through October 31, 2013.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31,
2013 and from June 17, 2013 (inception date of the Fund) through October 31, 2013 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc


James Windels
Treasurer

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